EXHIBIT 7.4

                                PROMISSORY NOTE


$500,000                                               October ____, 1998


            Payment. FOR VALUE RECEIVED, the undersigned, Horizontal Ventures, Inc., a Colorado corporation ("Maker"), hereby promises to pay to the order of International Publishing Holding, S.A., a Luxembourg corporation, or its designee ("Holder"), at 1, Place Dargent, L-1413 Luxembourg, Grand Duchy of Luxembourg, the principal sum of Five Hundred Thousand and No/100 Dollars ($500,000.00), without interest, on December 31, 1998 ("Maturity Date") as follows: (i) if Maker receives adequate financing proceeds to acquire all outstanding shares of Series A Convertible Preferred Stock of Saba Petroleum Company (the "Series A Stock") on or before the Maturity Date, then Maker shall pay the principal amount of this Promissory Note in cash or (ii) if Maker does not receive such financing proceeds on or before the Maturity Date, then Maker shall pay the principal amount of this Promissory Note in the form of $500,000 worth of Series A Stock, which shares shall be valued for such purpose at the purchase price paid for such shares by Maker on the date hereof. All payments (whether in cash or stock) shall be delivered to Holder at the address set forth above or at such other place as Holder shall hereafter designate in writing.

            Security.  Maker's obligation to pay Holder under this Promissory
Note is secured by a pledge of certain shares of Series A Stock in accordance with the Pledge Agreement of even date herewith between Maker and Holder. In the event of a default by Maker under the Pledge Agreement, Holder may, at its option, declare all or part of the principal under this Promissory Note immediately due and payable; provided, however, that if this Promissory Note is in default and Maker has filed for bankruptcy protection, Holder shall be deemed to have declared this Promissory Note to be immediately due and payable without further action.

            Prepayment.   Maker may prepay any or all of the amounts due under
this Promissory Note at any time, and from time to time, without penalty.

            Attorneys' Fees. Maker shall promptly reimburse Holder for all costs and expenses, including reasonable attorneys' fees and court costs, incurred to enforce this Promissory Note.

            No Waiver. No failure on the part of Holder to exercise, and no delay in exercising any right hereunder shall operate as a waiver of such right; nor shall any single or partial exercise by Holder of any right hereunder preclude the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or in equity.

            Waiver. Maker hereby waives presentment, demand for payment, protest for nonpayment, notice of dishonor, diligence in collection, and all other indulgences.

            New York Law. This Promissory Note shall be governed by and interpreted in accordance with the laws of the State of New York.

            General Provisions. This Promissory Note may not be amended, modified, or changed unless set forth in an instrument in writing and signed by Holder and Maker. Whenever used herein, the words "Maker" and "Holder" shall be deemed to include their respective successors and assigns.

            IN WITNESS WHEREOF, the undersigned has duly executed this Promissory Note as of the day and year first above written.

MAKER:

HORIZONTAL VENTURES, INC.
a Colorado corporation


BY: __________________________
        Randeep Grewal, Chairman and
        Chief Executive Officer